As filed with the Securities and Exchange Commission on May 15, 2012

Registration No. _____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WESTINGHOUSE SOLAR, INC.

(Exact name of registrant as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)	90-0181035 (I.R.S. Employer Identification No.)

1475 S. Bascom Ave., Suite 101 Campbell, CA 95008 (408) 402-9400 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Margaret R. Randazzo
Chief Executive Officer
Westinghouse Solar, Inc.
1475 S. Bascom Ave., Suite 101
Campbell, CA 95008
(408) 402-9400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to: Bradley J. Rock, Esq. Carlos E. Rivas, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303-2248 (650) 833-2000

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  ☐

Large accelerated filer ☐	Non-accelerated filer ☐
Accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $0.01 par value	1,900,000	$0.345	$655,500	$76

1.
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of shares of the registrant’s common stock as may be issuable with respect to the shares being registered hereunder to prevent dilution by reason of any stock dividend, stock split, recapitalization or other similar transaction.

2.
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act.  The proposed maximum offering price per share and proposed maximum aggregate offering price are based upon the average of the high $0.41 and low $0.28 sales prices of the registrant’s common stock on May 14, 2012, as reported on the Nasdaq Capital Market.  It is not known how many shares will be sold under this registration statement or at what price or prices such shares will be sold.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  A registration statement relating to these securities has been filed with Securities and Exchange Commission.  The selling stockholder may not sell any of the securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where offers or sales are not permitted.

SUBJECT TO COMPLETION, DATED MAY___, 2012

PROSPECTUS

WESTINGHOUSE SOLAR, INC.

1,900,000 SHARES OF COMMON STOCK

The selling stockholder listed on page 10 may use this prospectus to offer and resell from time to time and for its own account up to 1,900,000 shares of our common stock.  Such shares were issued to the selling stockholder, a subsidiary corporation controlled by Light Way Green New Energy Co., Ltd (“Lightway”), under the OEM Supply Agreement entered into by us and Lightway on March 25, 2011, and amended on April 2, 2012 (the “OEM Supply Agreement”). Registration does not necessarily mean that the selling stockholder will offer or sell its stock.

The prices at which the selling stockholder may sell the shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions.  We are not selling any shares of our common stock in this offering and, as a result, we will not receive any proceeds from the sale of these shares of common stock by the selling stockholder.  All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholder will be borne by the selling stockholder.

Our common stock is listed on the NASDAQ Capital Market under the symbol “WEST.” On May 14, 2012, the last reported sale price of our common stock on the NASDAQ Capital Market was $0.39.

Investing in any of our securities involves risk.  You should carefully consider the risk factors beginning on page 1 of this prospectus before you make an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 15, 2012

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.  We have not authorized any dealer, salesman or any other person to provide you with additional or different information.  This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction.  You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.  We will disclose any material changes in our affairs in a post-effective amendment to the registration statement of which this prospectus is a part, a prospectus supplement, or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

The terms “Westinghouse Solar,” “we,” “us,” “our,” and the “Company” refer only to Westinghouse Solar, Inc.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  We urge you to read this entire prospectus carefully and any accompanying documents incorporated by reference before making an investment decision.

About Westinghouse Solar, Inc.

We are a designer and manufacturer of solar power systems and solar panels with integrated microinverters (which we call AC solar panels). We design, market and sell these solar power systems to solar installers, trade workers and do-it-yourself customers in the United States and Canada through distribution partnerships, our dealer network and retail outlets. Our products are designed for use in solar power systems for residential and commercial rooftop customers. Prior to September 2010, we were also in the solar power installation business.

In September 2007, we introduced our new “plug and play” solar panel technology (under the brand name “Andalay”), which we believe significantly reduces the installation time and costs, and provides superior reliability and aesthetics, when compared to other solar panel mounting products and technology. Our panel technology offers the following features: (i) mounts closer to the roof with less space in between panels; (ii) all black appearance with no unsightly racks underneath or beside panels; (iii) built-in wiring connections; (iv) approximately 70% fewer roof-assembled parts and approximately 50% less roof-top labor required; (v) approximately 25% fewer roof attachment points; (vi) complete compliance with the National Electric Code and UL wiring and grounding requirements. We have three U.S. patents (Patent No. 7,406,800, Patent No. 7,832,157 and Patent No. 7,866,098) that cover key aspects of our solar panel technology, as well as U.S. Trademark No. 3481373 for registration of the mark “Andalay.” In addition to these U.S. patents, we received three foreign patents in 2010: Australian Patent No. 2,005,248,343; Indian Patent No. 243,626; and Mexican Patent No. 274,182. A Korean Patent No. 751,614 was issued in 2007. Currently, we have seven issued patents and eighteen other pending U.S. and foreign patent applications that cover the Andalay technology working their way through the USPTO and foreign patent offices.

In February 2009, we announced a strategic relationship with Enphase, a leading manufacturer of microinverters, to develop and market solar panel systems with ordinary AC house current output instead of high voltage DC output. We introduced Andalay AC panel products and began offering them to our customers in the second quarter of 2009. Andalay AC panels cost less to install, are safer, and generally provide higher energy output than ordinary DC panels. Andalay AC panels deliver 5-25% more energy compared to ordinary panels, produce safe household AC power, and have built-in panel level monitoring, racking, wiring, grounding and microinverters. With 80% fewer parts and 5 – 25% better performance than ordinary DC panels, we believe Andalay AC panels are an ideal solution for solar installers, trade workers and do-it-yourself customers.

On May 17, 2010, we entered into an exclusive worldwide license agreement that permits us to distribute and market our solar panels under the Westinghouse name. On July 22, 2010, we announced that we will operate under the name “Westinghouse Solar” and, effective July 23, 2010 at the opening of the market, our stock began trading under the stock symbol “WEST” on the NASDAQ Capital Market, and we are listed as Westinghouse Solar, Inc.

As a result of our announced exit from the solar panel installation business, our installation business has been reclassified in our financial statements as discontinued operations. The exit from the installation business was essentially completed by the end of the fourth quarter of 2010.

At the Annual Meeting of Stockholders held on March 31, 2011, our stockholders approved an amendment to our Certificate of Incorporation to formally change our name from “Akeena Solar, Inc.” to “Westinghouse Solar, Inc.”. The name change became effective on April 6, 2011. Also on April 6, 2011, we filed a Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a reverse split of our common stock at a ratio of 1-for-4. The reverse stock split became effective at the close of business on April 13, 2011.

On May 7, 2012, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CBD Energy Limited, an Australian corporation (“CBD”), and CBD-WS Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of CBD (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company to be the surviving corporation and a wholly-owned subsidiary of CBD (the “Merger”). Under the Merger Agreement, our stockholders would receive shares of CBD in exchange for their shares. Our common stockholders will receive approximately 3.7 CBD common shares for each share held and our preferred stockholders will receive CBD preferred shares which will be convertible into CBD common shares. On an as-converted basis, the holders of our common stock and holders of our Series B preferred stock would collectively hold approximately 15% of the outstanding CBD common shares, calculated as if the Merger was consummated on the signing date. The Merger will not qualify as a “tax free reorganization” for U.S. federal income tax purposes. CBD plans to apply for listing on the Nasdaq Stock Market, with listing to be effective on or before consummation of the Merger. Completion of the Merger is subject to customary conditions, including (i) the adoption of the Merger Agreement by the required vote of the holders of our outstanding common stock, (ii) the Securities and Exchange Commission (the “SEC”) has declared effective a Registration Statement registering the CBD common shares under the Securities Act of 1933, as amended, (iii) the approval and adoption by the holders of outstanding CBD common shares of the Merger Agreement and the issuance of additional CBD common shares as consideration in the Merger, and (iv) the approval by the Australian Securities Exchange (the “ASX”) and the holders of outstanding CBD common shares of the delisting of the CBD common shares from the ASX.

ii

The Offering

Common stock offered by the selling stockholder	1,900,000 shares.
Common stock outstanding before this offering	19,101,593 shares.
Common stock outstanding after this offering as of May 11, 2012	19,101,593 shares
Terms of the this offering	The selling stockholder will determine when and how it will sell the common stock offered in this prospectus.
Termination of this offering
The offering will conclude upon the earliest of (i) such time as all of the offered shares of common stock have been sold pursuant to the registration statement or (ii) such time as all of such shares of common stock become eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or any other rule of similar effect.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering by the selling stockholder.
Nasdaq Capital Market Symbol	WEST
Risk factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the ‘‘Risk Factors’’ section before deciding whether or not to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on shares outstanding as of May 11, 2012, and excludes 3,633,794 shares issuable upon the exercise of outstanding warrants and up to 2,063,555 additional shares reserved for issuance under our 2006 Incentive Stock Plan.

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RISK FACTORS

Investing in our securities involves a high degree of risk.  You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus before deciding to purchase any of the securities offered by this prospectus.  If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

Risks Relating to Our Business

We will need additional capital in the future to fund our business, and financing may not be available.

Our currently available capital resources and cash flows from operations may be insufficient to meet our working capital and capital expenditure requirements. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, pricing, payment terms and credit limits from manufacturers, the availability and terms of asset-based credit facilities, the timing and level of our accounts receivable collections, and our ability to manage our business profitability.

We expect to need to raise additional funds through public or private debt or equity financings or enter into new asset-based or other credit facilities, but such financings may dilute our stockholders. We cannot assure you that any additional financing that we may need will be available on terms favorable to us, or at all. In addition, on May 9, 2012 we announced the execution of an agreement and plan of merger with CBD Energy Limited, a corporation organized under the laws of Australia (“CBD”) by means of a merger in which CBD would become our parent company. This event may diminish our independent access to additional financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of business opportunities, develop new products or otherwise respond to competitive pressures. In any such case, our business, operating results or financial condition could be materially adversely affected.

If the U.S. Government imposes tariffs on solar panels manufactured in China, it will cause the prices we pay for solar panels to increase, and could cause customer demand for our products to decrease.

A group of solar panel manufacturers with domestic U.S. production facilities is seeking to have the U.S. Government impose tariffs on the import of solar panels manufactured in China, based on allegations of unfair competition and of subsidization of prices for Chinese-made solar panels by the Chinese Government. Proceedings are underway at the United States Commerce Department, and the Commerce Department in March 2012 issued a preliminary decision to impose tariffs between 2.9% and 4.73%. A further decision by the Commerce Department on whether Chinese manufacturers are “dumping” solar panels into the U.S. market at prices below their actual cost is anticipated to be announced as early as May 2012. It is uncertain whether the tariff rates will be increased following any such decision by the Commerce Department, but tariff rates as high as 100% have been suggested. Any significant tariffs are expected to be retroactive by up to 90 days before the decision date, as well as prospective. Given the large current market share of solar panels manufactured in China, any imposition of significant tariffs would have far reaching, industry-wide effects, and could be disruptive to many established supply relationships. The imposition of such tariffs would likely cause prices for solar power systems in the United States to increase, possibly significantly, and result in reduced market demand for the purchase of solar power systems. The uncertainty created by concern over potential tariffs is already having a negative effect on our ability to sell products and to forecast our sales.

Our current solar panel suppliers, Suntech and Lightway, both manufacture panels for us in China. If the solar panels provided by our suppliers are subjected to significant tariffs, which will result in an increase in our cost of goods and in the price we must charge to our customers. The price increase could potentially be significant. If our product prices increase, it would harm our competitive position in selling our products, and could adversely affect our results of operations.

We have experienced significant customer concentration in recent periods, and our revenue levels could be adversely affected if any significant customer fails to purchase products from us at anticipated levels.

The relative magnitude and the mix of revenue from our largest customers have varied significantly quarter to quarter, but have been concentrated on a small number of large customers. During the three months ended March 31, 2012, two customers have accounted for a significant portion of our revenues:, Lennox International Inc. (Lennox), a global leader in the heating and air conditioning markets and Lennar Corporation (Lennar), a leading national homebuilder. As of May 10, 2012, Lennar had ordered solar power systems from us for installation on 234 new homes, which was below the 600 home order commitment volume. The volume of orders from key customers is difficult to predict. Fluctuations in order levels from significant customers could cause our revenue levels to correspondingly fluctuate, and the failure by any significant customer to maintain anticipated order levels could cause our revenue to fall short of expectations and adversely affect our results of operations.

We may fail to realize some or all of the anticipated benefits of our shift to a design and manufacturing business model in California and throughout North America, which may adversely affect the value of our common stock.

The success of our exit from the solar system installation business in California in September 2010, and our shift to focus exclusively on a design and manufacturing business model will depend, in large part, on our ability to successfully expand our distribution channels to include authorized dealers in California, as well as elsewhere in North America, and to accelerate the growth of our design and manufacturing business. California is the largest state in the country for solar products, accounting for approximately 50 percent of the U.S. market, and we are only beginning to develop distribution channel partners in California.

If we are not able to achieve the expansion of our design and manufacturing business and meet our revenue growth and cost reduction objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of our change in strategic focus and our restructuring may not be realized or may take longer to realize than expected, and the value of our common stock may be adversely affected.

Specifically, risks in the operations of our business in order to realize the anticipated benefits of the change to a design and manufacturing business model include, among other things:

•	failure to arrange for cost competitive manufacturing of our proprietary solar panels;
•	failure to find and develop distribution relationships with new channel partners, particularly in the California market;
•	failure to successfully manage existing distribution relationships;
•	the loss of key employees critical to the ongoing operation of our business;
•	failure to effectively coordinate sales and marketing efforts to communicate the capabilities of our company;
•	unpredictability and delays in the timing of projected distribution orders, and resulting accumulation of excess product inventory;
•	failure to focus and develop our distribution product and service offerings quickly and effectively;
•	failure to successfully develop new products and services on a timely basis that address the market opportunities; and
•	unexpected revenue attrition or delays.

In addition, the shift in our business model may result in additional or unforeseen expenses, and the anticipated cost reduction benefits may not be realized.

We are dependent upon our key suppliers for the components used in our systems and we must arrange for cost competitive manufacturing of our proprietary solar panels in order to grow our business; our suppliers are dependent upon the continued availability and pricing of silicon and other raw materials used in solar modules.

Historically, we obtained virtually all of our solar panels from Suntech. On March 25, 2011, we entered into a volume supply agreement for a new generation of our solar panel products with Lightway, and in August 2011, we began purchasing solar panels from Lightway. Both Suntech and Lightway manufacture panels for us that are built to our unique specifications. We currently purchase all of the microinverters used in our AC solar panels from Enphase. Although we had a significant amount of inventory on hand as of March 31, 2012, and although we believe we could find alternative suppliers for solar panels manufactured to our specifications, and alternative suppliers for microinverters, on comparable terms, the sudden loss of any of our current primary component supply relationships could cause a delay in manufacturing and be disruptive to our operations.

It is critical to the growth of our revenue that our products be high quality while offered at competitive pricing. We believe that we will need to reduce the unit production cost of our products over time to obtain and maintain our ability to offer competitively priced products. Our ability to achieve cost reductions will depend on our ability to maintain favorable supplier contracts and to increase sales volumes so we can achieve economies of scale. We cannot provide assurance that we will be able to achieve any such production cost reductions. If we fail to negotiate better terms and maintain our relationships with our current suppliers or develop new supplier relationships, we may not achieve production cost reductions necessary to competitively price our products, which could adversely affect or limit our sales and growth.

We are currently subject to market prices for the components that we purchase, which are subject to fluctuation. We cannot ensure that the prices charged by our suppliers will not increase because of changes in market conditions or other factors beyond our control. An increase in the price of components used in our systems could result in an increase in costs to our customers and could have a material adverse effect on our revenues and demand for our products.

Our suppliers are dependent upon the availability and pricing of silicon, one of the main materials used in manufacturing solar panels. In the past, the world market for solar panels experienced a shortage of supply due to insufficient availability of silicon. This shortage caused the prices for solar modules to increase.

Interruptions in our ability to procure needed components for our systems, whether due to discontinuance by our suppliers, delays or failures in delivery, shortages caused by inadequate production capacity or unavailability, financial failure, manufacturing quality, or for other reasons, would adversely affect or limit our sales and growth. There is no assurance that we will continue to find qualified manufacturers on acceptable terms and, if we do, there can be no assurance that product quality will continue to be acceptable, which could lead to a loss of sales and revenues.

We are dependent upon our solar panel suppliers for regular shipments of products; however we have not been timely in payment to them in recent periods, which may result in delays or disruption in our supply of products.

Historically, we obtained virtually all of our solar panels from Suntech. On March 25, 2011, we entered into a volume supply agreement for a new generation of our solar panel products with Lightway, and in August 2011, we began purchasing solar panels from Lightway. Both Suntech and Lightway manufacture panels for us that are built to our unique specifications. Although we had a significant amount of inventory on hand as of March 31, 2012, and although we believe we could find alternative suppliers for solar panels manufactured to our specifications, the disruption or loss of our current primary component supply relationships would be disruptive to our operations.  In recent months, because of our cash position and liquidity constraints, we have been late in making payments to both of our panel suppliers. On March 30, 2012, pursuant to our Supply Agreement with Lightway, we issued 1,900,000 shares of our common stock to Lightway in partial payment of our past due account payable to them. The shares were valued at $1,045,000. On May 1, 2012, Suntech America filed a lawsuit against us for breach of contract, alleging that it delivered products to us and has not received full payment, and seeking payment of approximately $990,000. We currently do not have any unshipped orders for solar panel product pending with Suntech. We have pending and planned orders for additional shipments of product from Lightway. Unless we are able to satisfy our panel suppliers that we will make timely payment for future product orders, our suppliers may delay further shipments to us, which could result in decreased sales and revenue for us, and adversely affect our customer relationships and result in canalled orders.

We are exposed to risks associated with the weak global economy, which increase the uncertainty of project financing for solar installations and the risk of non-payment from customers.

The continuing tight credit markets and weak global economy are contributing to an ongoing slowdown in the solar industry, which may worsen if these economic conditions are prolonged or deteriorate further. The market for installation of solar power systems depends largely on commercial and consumer capital spending. Economic uncertainty exacerbates negative trends in these areas of spending, and may cause customers to push out, cancel, or refrain from placing orders, which may reduce our net sales. Difficulties in obtaining capital and adverse market conditions may also lead to the inability of some customers to obtain affordable financing, including traditional project financing and tax-incentive based financing and home equity based financing, resulting in lower sales to potential customers with liquidity issues, and may lead to an increase of incidents where our customers are unwilling or unable to pay for systems they purchase, and additional bad debt expense for us. Further, these conditions and uncertainty about future economic conditions make it challenging for us to obtain equity and debt financing to meet our working capital requirements to support our business, forecast our operating results, make business decisions, and identify the risks that may affect our business, financial condition and results of operations. If we are unable to timely and appropriately adapt to changes resulting from the difficult macroeconomic environment, our business, financial condition or results of operations may be materially and adversely affected.

Our technology may encounter unexpected problems or may not be protectable, which could adversely affect our business and results of operations.

Our technology is relatively new and has not been tested in installation settings for a sufficient period of time to prove its long-term effectiveness and benefits. Problems may occur with products or their underlying components that are unexpected and could have a material adverse effect on our business or results of operations. We have been issued several U.S. and foreign patents that cover key claims of our Andalay solar panel technology, and we are asserting claims of infringement of our patent rights in a lawsuit and in an action before the International Trade Commission. Lawsuits and re-examination proceedings in the United States or elsewhere could challenge the scope or enforceability of our patent claims. We have several other pending patent applications covering Andalay technology. Ultimately, we may not be able to realize the benefits from any patent that is issued.

Because our industry is highly competitive and has low barriers to entry, we may lose market share to larger companies that are better equipped to weather a decline in market conditions due to increased competition.

Our industry is highly competitive and fragmented, is subject to rapid change and has low barriers to entry. Competition in the solar power services industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy sources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

Our profitability depends, in part, on our success and brand recognition and we could lose our competitive advantage if we are not able to protect our trademarks and patents against infringement, and any related litigation could be time-consuming and costly.

We believe that the “Westinghouse” name has significant value and recognition in the North American market, and that our “Andalay” brand has gained substantial recognition by customers in certain geographic areas. We have registered the “Andalay” trademark with the United States Patent and Trademark Office. Use of our trademarks or similar trademarks by competitors in geographic areas in which we have not yet operated could adversely affect our ability to use or gain protection for our brand in those markets, which could weaken our brand and harm our business and competitive position. In addition, any litigation relating to protecting our trademarks and patents against infringement could be time consuming and costly.

We may have warranty obligations to Real Goods Solar, Inc. that could adversely affect our results of operations.

In connection with our exit from the solar system installation business in California, Real Goods Solar, Inc. (Real Goods) agreed to undertake primary, “first responder” responsibility for future warranty service obligations relating to the approximately 800 installations for SunRun that we have previously completed (the “WS Installations”). We retain secondary warranty responsibility on the WS Installations, in the event that Real Goods fails to perform the warranty. We will reimburse Real Goods for actual warranty service work completed by Real Goods related to these “first responder” installations. Other than solar panels and inverters that are covered under the manufacturer warranty, we provided our customers for WS Installations a 5-year or a 10-year warranty. We have accrued, and included within “Liabilities of Discontinued Operations” in our consolidated balance sheets for March 31, 2012 and December 31, 2011, a liability of approximately $1.1 million, to cover these warranty obligations. That amount is intended to cover both the WS Installations and certain installation projects assigned to Real Goods. The terms of the Warranty Agreements provided that we establish an escrow account as a source of funds from which to satisfy our obligation to pay Real Goods for its fees and reimburse it for its expenses for warranty work performed by it pursuant to the Warranty Agreements which are not paid to Real Goods from the company directly. In March 2011, we entered into an Escrow Agreement with Real Goods and deposited $200,000 into an escrow fund. The amount is reflected in long-term assets of discontinued operations in our consolidated balance sheets. The escrow deposit will be released to us in the amount of $40,000, or one-fifth of the remaining escrow funds, per year after each of the fifth through the ninth anniversary of the escrow agreement. If Real Goods fails to perform under the assigned warranty coverage, or the actual warranty expenses exceed the amounts we have accrued, we could incur significant unexpected additional expenses, which would adversely affect our results of operations.

Impairment charges could reduce our results of operations.

In accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 350, Goodwill and Other Intangible Assets (ASC 350), we test intangible assets with indefinite useful lives for impairment on an annual basis, and on an interim basis if an event occurs that might reduce the fair value of the reporting unit below its carrying value. We also assess the fair value of our inventory and other tangible assets as of the end of each reporting period. As a result of our exit from the installation business, we impaired approximately $2.0 million for inventory, equipment and other assets no longer needed in our business. We may determine that further asset impairment charges are needed in the future. Although any such impairment charge would be a non-cash expense, further impairment of our tangible or intangible assets could materially increase our expenses and reduce our results of operations.

Our success depends on our key personnel, including our executive officers, and the loss of key personnel or the transition of key personnel, including our Chief Executive Officer, could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key sales, marketing and operations personnel. These employees may voluntarily terminate their employment at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel; and we do not have key person insurance policies in place for these employees. On May 7, 2012, Margaret Randazzo, our Chief Financial Officer, was named our interim Chief Executive Officer, and while we intend to make this transition as smooth as possible, this leadership change may result in disruptions to our business or operations. Our founder and former CEO, Barry Cinnamon, recently left the Company, and his departure may negatively affect our future business and relationships with our suppliers, customers, investors and others.

If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies

Our success depends in large part upon our ability to continue to attract, train, motivate and retain highly skilled and experienced employees, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our customers’ requirements. While we currently have available technical expertise sufficient for the requirements of our business, expansion of our business could require us to employ additional highly skilled technical personnel. We expect competition for such personnel to increase as the market for solar power systems expands.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to secure and complete customer engagements and could harm our business

Unexpected warranty expenses or service claims could reduce our profits.

We maintain a warranty reserve on our balance sheet for potential warranty or service claims that could occur in the future. This reserve is adjusted based on our ongoing operating experience with equipment and installations. It is possible, perhaps due to bad supplier material or defective installations, that we would have actual expenses substantially in excess of the reserves we maintain. Our failure to accurately predict future warranty claims could result in unexpected profit volatility

Risks Relating to Our Industry

We have experienced technological changes in our industry. New technologies may prove inappropriate and result in liability to us or may not gain market acceptance by our customers.

The solar power industry (and the alternative energy industry, in general) is subject to technological change. Our future success will depend on our ability to appropriately respond to changing technologies and changes in function of products and quality. If we adopt products and technologies that are not attractive to consumers, we may not be successful in capturing or retaining a significant share of our market. In addition, some new technologies are relatively untested and unperfected and may not perform as expected or as desired, in which event our adoption of such products or technologies may cause us to lose money.

A drop in the retail price of conventional energy or non-solar alternative energy sources may negatively impact our profitability.

We believe that an end customer’s decision to purchase or install solar power capabilities is primarily driven by the cost and return on investment resulting from solar power systems. Fluctuations in economic and market conditions that affect the prices of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels, could cause the demand for solar power systems to decline, which would have a negative impact on our profitability. Changes in utility electric rates or net metering policies could also have a negative effect on our business

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products and services.

New government regulations or utility policies pertaining to solar power systems are unpredictable and may result in significant additional expenses or delays and, as a result, could cause a significant reduction in demand for solar energy systems and our services. For example, there currently exist metering caps in certain jurisdictions which effectively limit the aggregate amount of power that may be sold by solar power generators into the power grid.

Our business depends on the availability of rebates, tax credits and other financial incentives; reduction, elimination or uncertainty of which would reduce the demand for our products and services.

Many states offer incentives to offset the cost of solar power systems. These systems can take many forms, including direct rebates, state tax credits, system performance payments and Renewable Energy Credits (RECs). Moreover, the federal government currently offers a 30% tax credit for the installation of solar power systems. Businesses may also elect to accelerate the depreciation on their system over five years. Uncertainty about the introduction of, reduction in or elimination of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in significant reductions in demand for our services, which would negatively impact our sales.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales would decline and we would be unable to achieve or sustain profitability.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

•	cost effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;
•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;
•	capital expenditures by customers that tend to decrease if the U.S. economy slows; and
•	availability of government subsidies and incentives.

If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenue to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate.

Risks Relating to our Common Stock

If our shareholder’s equity again falls below $2.5 million or if the trading price of our common stock remains below $1 per share or we fail to satisfy any other listing criteria, our common stock could be delisted from the NASDAQ Capital Market.

We must meet NASDAQ’s continuing listing requirements in order for our common stock to remain listed on the NASDAQ Capital Market. The listing criteria we must meet include, but are not limited to, a minimum bid price for our common stock of $1.00 per share and a minimum shareholders’ equity of $2.5 million.

On July 13, 2011, we received a written notification from the Listing Qualifications Department of The NASDAQ Stock Market stating that our common stock was subject to delisting from The NASDAQ Stock Market because our stockholders’ equity was less than $2.5 million as required by the listing rules. As a result of a hearing before The NASDAQ Hearings Panel (the “Panel”), our common stock remains listed on the NASDAQ Stock Market, subject to certain conditions, including imposition of a Panel Monitor and requirements that we provide updated forecast information and stockholders’ equity projections. Most recently, we submitted updated information in early January, and subsequently received a further letter that we had met the immediate requirements of the Panel’s decision, but are subject to ongoing imposition of a Panel Monitor until January 9, 2013, with an obligation to notify the Panel if our stockholders’ equity falls below $2.5 million or we fail to secure needed additional financing, or we fail to satisfy any other listing requirement.

In order to comply with the terms of the Panel decision, we must be able to demonstrate compliance with all requirements for continued listing on The NASDAQ Stock Market. In the event we are unable to do so, our securities may be delisted from The NASDAQ Stock Market.

On October 4, 2011, we received a written notification from the Listing Qualifications Department of The NASDAQ Stock Market stating that the minimum bid price of our common stock had been below $1.00 per share for 30 consecutive business days, and that we were therefore not in compliance with the minimum bid price requirement for continued listing on The NASDAQ Capital Market set forth in Listing Rule 5550(a)(2). The notice indicated that we had been granted 180 calendar days, or until April 2, 2012, to regain compliance. We received an additional written notification (the “Staff Determination”) from Listing Qualifications Department of The NASDAQ Stock Market on April 4, 2012, which stated that because we had not regained compliance with the minimum bid requirement, our common stock is subject to delisting from The NASDAQ Capital Market. The notice received on April 4, 2012 further indicated that we are not eligible for an automatic additional 180 calendar day grace period to regain compliance with the minimum bid price requirement pursuant to Listing Rule 5550(a)(2) because we do not currently satisfy all applicable requirements for initial listing on the NASDAQ Capital Market.

We have requested a hearing before the Panel to review the Staff Determination, which will stay any action with respect to the Staff Determination and allow the continued listing of our common stock on The NASDAQ Capital Market until the Panel renders a decision following the hearing. The hearing is scheduled for May 24, 2012. At the hearing, we intend to present a plan to regain compliance with the minimum bid price requirement, and to request that the Panel allow us additional time to regain compliance. There can be no assurance that the Panel will grant our request for continued listing on The NASDAQ Capital Market and our common stock may be delisted from the NASDAQ Capital Market.

A delisting from the NASDAQ Capital Market would make the trading market for our common stock less liquid, and would also make us ineligible to use Form S-3 to register the sale of shares of our common stock or to register the resale of our securities held by certain of our security holders with the SEC, thereby making it more difficult and expensive for us to register our common stock or other securities and raise additional capital.

Our stockholders may be diluted by the conversion of our Series B Preferred Stock and the exercise of warrants; in the event we have a “change of control” or if we fail to comply with the terms of the Series B Preferred Stock, we may be in default and face demands for redemption and significant penalties.

On February 17, 2011, we entered into a Securities Purchase Agreement with accredited investors, pursuant to which we sold to such investors our Series B 4% Convertible Preferred (“Series B Preferred”), which was initially convertible into an aggregate of 2,000,000 of our common stock at an initial conversion price of $1.80 per share, and our Series K Warrants that are exercisable for an aggregate of 1,700,002 shares of our common stock, initially at an exercise price of $2.40 per share. The conversion price of the Series B Preferred is subject to adjustment downward in the event that we sell common stock (or securities convertible into or exercisable for shares of common stock) at an effective price below the conversion price of the Series B Preferred. If the price adjustment provisions are triggered, then the number of shares of common stock issuable upon conversion of the Series B Preferred may be subject to increase. When the investors convert or exercise these securities, our stockholders may experience dilution in the net tangible book value of their common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered for resale all of the underlying shares of common stock relating to the Series B Preferred and our outstanding warrants. As a result, the investors could resell the underlying shares immediately upon issuance, which may result in significant downward pressure on the market price of our stock.

In addition, the terms of our Series B Preferred include various agreements and negative covenants on our part. In the event we fail to comply with those provisions, or if a “change of control” of the Company occurs, it could constitute a “triggering event” (as defined in the Certificate of Designation which designates the rights of the Series B Preferred), and the holders of our Series B Preferred could then demand that all of the outstanding shares of Series B Preferred be redeemed for cash (in certain circumstances within our control), or under certain circumstances, for shares of our common stock. Any such demand for redemption in cash could have a material adverse affect on our financial position and liquidity, and any demand for redemption in stock could have a material dilutive effect for our stockholders. In addition, in such event the dividend rate on our outstanding Series B Preferred is subject to increase to 18% per annum thereafter.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As of May 10, 2012, we had 19,101,593 shares of common stock outstanding (which includes 638,515 unvested shares of restricted stock granted to our Board of Directors and our employees), 2,273 shares of Series B Preferred Stock that are convertible into 3,409,029 shares of common stock and we had warrants to purchase 3,633,794 shares of common stock and options to purchase 969,411 shares of common stock outstanding.

All of the shares of common stock issuable upon exercise of our outstanding vested options will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates. The shares of common stock issuable upon exercise of our outstanding warrants are generally covered (or will be covered) by effective registration statements which permit the underlying shares issuable upon their exercise to be freely tradable in the public market.

Our stock price may be volatile, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	technological innovations or new products and services by us or our competitors;
•	announcements or press releases relating to the energy sector or to our business or prospects;
•	additions or departures of key personnel;
•	regulatory, legislative or other developments affecting us or the solar power industry generally;
•	our ability to execute our business plan;
•	operating results that fall below expectations;
•	volume and timing of customer orders;
•	industry developments;
•	economic and other external factors; and
•	period-to-period fluctuations in our financial results.
•	future developments relating to our announcement of a business combination with CBD.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

Risks Relating to Our Company

If the Merger contemplated by the Merger Agreement with CBD does not occur or is delayed, it could have a material adverse effect on our business, results of operations, and financial condition.

On May 7, 2012, we entered into a Merger Agreement with CBD. We cannot predict whether and when the closing conditions for the Merger as set forth in the Merger Agreement will be satisfied, and the contemplated Merger transaction may be delayed or even abandoned before completion if certain events occur. The Merger Agreement may be terminated by us, on the one hand, or CBD, on the other hand, under certain circumstances, and termination of the Merger Agreement may in certain circumstances require us to pay a termination fee to CBD equal to the greater of (i) $500,000 and (ii) the amount of expenses that CBD has incurred in connection with the Merger, including legal and financial advisor fees.  In addition, the failure by our stockholders to approve and adopt the Merger Agreement at our future meeting of stockholders may require us to pay CBD the same termination fee. If the closing conditions set forth in the Merger Agreement are not satisfied or waived, or if the transactions are not completed for any other reason, (i) the market price of our common stock could significantly decline; (ii) we will remain liable for the significant expenses that we have incurred related to the transaction, including legal and financial advisor fees, and may be required to pay the foregoing termination fees; (iii) we may experience substantial disruption in our sales, operating activities, customers, suppliers, and other third-party relationships, any of which could materially and adversely affect us and our business, operating results, and financial condition; and (iv) we may have difficulty attracting and retaining key personnel.

Until the closing of the Merger, the focus of our management team and employees may be diverted, and that there may be a negative reaction to the Merger on the part of our customers, employees, suppliers, or other third-party relationships. The Merger Agreement also contains certain limitations regarding our business operations prior to completion of the Merger.

Upon closing of the proposed Merger with CBD, we may fail to realize some or all of the anticipated benefits of the Merger, which may adversely affect the value of the common stock of the combined company.

The success of the Merger will depend, in part, on the combined company’s ability to realize the anticipated benefits and cost savings from combining our historical business with that of CBD. However, to realize these anticipated benefits and cost savings, both companies must successfully combine those businesses. If we are not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the Merger may not be realized or may take longer to realize than expected, and the value of the merger consideration to be received by our stockholders may be adversely affected.

Specifically, risks in integrating our operations into CBD’s operations in order to realize the anticipated benefits of the Merger include, among other things:

•	the loss of key employees critical to the ongoing operation of the business;
•	failure to effectively coordinate sales and marketing efforts to communicate the capabilities of the combined company;
•	failure to combine product and service offerings quickly and effectively;
•	failure to successfully develop new products and services on a timely basis that address the market opportunities of the combined company;
•	unexpected revenue attrition;
•	failure to successfully integrate and harmonize financial reporting and information technology systems of CBD and us; and
•
failure to develop and maintain an effective internal control environment as required under the Sarbanes-Oxley Act of 2002 (CBD is an Australian  public corporation not subject, at the moment, to the Sarbanes-Oxley Act of 2002).

Our founder and former Chief Executive Officer and director, Barry Cinnamon, beneficially owns a significant number of shares of our common stock, which gives him significant influence over decisions on which our stockholders may vote and which may discourage an acquisition of the Company.

Barry Cinnamon, our founder and former Chief Executive Officer and director, beneficially owns, in the aggregate, approximately 10.0% of our outstanding common stock as of May 11, 2012. The interests of Mr. Cinnamon may differ from the interests of other stockholders. As a result, Mr. Cinnamon’s voting power may have a significant influence on the outcome of virtually all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•	election of our directors;
•	the amendment of our Certificate of Incorporation or By-laws; and
•	the proposed merger of our company with CBD or the sale of our assets or other corporate transaction.

Mr. Cinnamon has not entered into any voting agreement with regard to the pending Merger transaction, and is not obligated to vote in favor of the proposed Merger.

We are subject to the reporting requirements of the federal securities laws, which impose additional burdens on us.

We are a public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002. As a public company, these rules and regulations result in increased compliance costs and make certain activities more time consuming and costly.

Our Certificate of Incorporation authorizes our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board of Directors also has the authority to issue preferred stock without further stockholder approval. As a result, our Board of Directors could authorize the issuance of new series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our Board of Directors could authorize the issuance of new series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise.  These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry.  Forward-looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward-looking statements are expressed differently.  Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements.  These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations.  Such risks and uncertainties include those set forth herein under “Risk Factors.”  The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to read any further disclosures we make on related subjects in our Form 10-K, Form 10-Q and Form 8-K reports to the Securities and Exchange Commission.  Also note that under the caption “Risk Factors,” we provide a cautionary discussion of risks and uncertainties relevant to our businesses.  These are factors that we think could cause our actual results to differ materially from expected and historical results.  Other factors besides those listed in “Risk Factors,” including factors described as risks in our filings with the Securities and Exchange Commission, could also adversely affect us.

USE OF PROCEEDS

We will not receive proceeds from any sales by the selling stockholder of its shares of common stock.

DIVIDEND POLICY

To date, we have paid no cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.

SELLING STOCKHOLDER

This prospectus covers shares of our common stock issued to Lightway Solar America, Inc., a subsidiary corporation controlled by Lightway, under the OEM Supply Agreement entered into by us and Lightway on March 25, 2011, and amended on April 2, 2012. We relied on an exemption from registration provided under Section 4(2) of the Securities Act, which exemption we believe is available because the shares issued to Lightway Solar America were not offered pursuant to a general solicitation and the holder of the shares is an “accredited investor” as defined in Regulation D under the Securities Act.  In addition, because Lightway is a non-U.S. person we relied on the exemption from registration provided by Regulation S under the Securities Act. The selling stockholder may from time to time offer and sell under this prospectus any or all of the shares listed opposite its name below. Under the OEM Supply Agreement, we agreed to register for resale the shares of our common stock described in the table below.

The following table provides information regarding the selling stockholder, the number of shares of common stock beneficially owned by the selling stockholder, and the number of shares of common stock it is offering.  This information has been obtained from the selling stockholder.  As indicated below, we believe that Lightway has sole voting and investment power with respect to the shares of common stock beneficially owned by Lightway Solar America.  The selling stockholder has confirmed to us that at the time of receipt of these securities, it has not had any agreements or understandings, directly or indirectly, with any person to distribute those securities.  The selling stockholder has confirmed to us that it is not a broker-dealer or affiliate of a broker dealer.

Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock that may be Offered hereby (1)	Shares of Common Stock Beneficially Owned Following Offering
			(2)%	(3)
Lightway Solar America, Inc. (4)	2,261,111	1,900,000	361,111	1.8%

(1)	Reflects the aggregate total number of shares of common stock that may be offered under this prospectus.

(2)	Assumes all shares offered hereby are sold by the selling stockholder.

(3)
Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities, and includes securities that are or will become exercisable within 60 days after May 11, 2012.  Calculated on the basis of 19,101,593 shares of common stock, which is the number of shares of our common stock outstanding as of May 11, 2012.

(4)
The person holding voting, dispositive or investment powers over the shares of common stock held by Lightway Solar America, Inc (“Lightway Solar America”) is Light Way Green New Energy Co., Ltd (“Lightway”).  Pursuant to the OEM Supply Agreement, Lightway instructed us to issue the shares covered by this prospectus to Lightway Solar America, which is a subsidiary corporation controlled by Lightway.

Transactions and Relationships with the Selling Stockholder

The selling stockholder has not held any position or office with us or any of our predecessors or affiliates within the past three years.  Except as described below, the selling stockholder has not had any material transaction or relationship with us or any of our predecessors or affiliates within the past three years.

As described above, we entered into an OEM Supply Agreement with Lightway on March 25, 2011 and amended on April 2, 2012. Lightway is a vertically integrated manufacturer of polycrystalline silicon wafers, solar cells and solar modules. Under the OEM Supply Agreement, Lightway serves as a contract manufacturer of large-format 235 watt AC and DC solar modules built according to our specifications and using our proprietary design and technology (“Products”).

Under the OEM Supply Agreement, we were allowed to issue an applicable amount of our common stock, based on the then current closing sale price of our common stock on the date of payment, as full or partial payment to Lightway for any completed Product order for which payment is over thirty days past due. In consideration of a partial payment to Lightway of past due balances for Products previously delivered by Lightway, we issued 1,900,000 shares of our common stock to Lightway Solar America on March 30, 2012, based on a price of $0.55 per share, which was the then latest closing sale price of our common stock.

PLAN OF DISTRIBUTION

The securities being offered for resale by the selling stockholder under this prospectus consists of 1,900,000 shares of our common stock.

The selling stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded, or in private transactions.  These sales may be at fixed or negotiated prices.  The selling stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction.

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume.  The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.  The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  The selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.  In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities.  Because the selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  The selling stockholder has advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling stockholder.

We intend to keep this registration effective until the earlier of (i) the date on which the securities may be resold by the selling stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) the date when all of the securities have been sold pursuant to this prospectus or pursuant to Rule 144 under the Securities Act or any other rule of similar effect.  The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.  In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person.  We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES TO BE REGISTERED

The class of securities offered under this prospectus is our common stock, which has been registered pursuant to Section 12 of the Exchange Act.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act with the Securities and Exchange Commission.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement.  For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it.  You may read and copy any document which we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  as well as at the SEC’s regional office at 5757 Wilshire Boulevard, Suite 500, Los Angeles, California 90036.  You may obtain information on the operation of Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  We file reports, proxy statements, and other information with the Securities and Exchange Commission and these reports, proxy statements, and other information can be inspected on the Internet at http://www.sec.gov and at http://ir.westinghousesolar.com/index.cfm.

We are also subject to the information and periodic reporting requirements of the Exchange Act of 1934.  We file reports, proxy statements, and other information with the Securities and Exchange Commission to comply with the Exchange Act.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the Securities and Exchange Commission will automatically update and supersede this information.  Our Exchange Act reports are filed under Securities and Exchange Commission file number 0001347452.  The documents we are incorporating by reference are as follows:

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 16, 2012;

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 26, 2012;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on September 21, 2007;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2012;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2012; and

•	Our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2012, filed with the Securities and Exchange Commission on May 14, 2012.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus, through the date declared effective, until the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference into this prospectus.  These documents that we file later with the Securities and Exchange Commission and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus.  You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

We will provide to any person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus, at no cost to the requesting party, upon request to us in writing or by telephone at using the following information:

Westinghouse Solar, Inc.

1475 S. Bascom Ave., Suite 101

Campbell, CA 95008

(408) 402-9400

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on From 10-K for the year ended December 31, 2011 have been so incorporated in reliance upon the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

DLA Piper LLP (US) has passed on the validity of the securities being offered in this prospectus.

Westinghouse Solar, Inc.

COMMON STOCK

PROSPECTUS

May 15, 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by this registration statement, other than underwriting discounts and commissions.  All of the expenses will be borne by the registrant except as otherwise indicated.

SEC registration fee	$76
Fees and expenses of accountants	7,500
Fees and expenses of legal counsel	4,500
Total	$12,076

Item 15.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“the DGCL”), provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.  In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Certificate of Incorporation and By-laws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.  Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Item 16.  Exhibits.

The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing under the Securities Act or the Exchange Act, as indicated in parentheses:

Exhibit Number	Description of Document
4.1	Form of Common Stock Certificate
5.1	Opinion of DLA Piper LLP (US)
23.1	Consent of Burr Pilger Mayer, Inc.
23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

Item 17.  Undertakings

(a) Rule 415(a) Offerings.  The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any additional or changed material information with respect to the plan of distribution; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to this offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) Filings Incorporating Subsequent Exchange Act Reports by Reference.  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Request to Accelerate Effective Date.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Westinghouse Solar certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell and State of California, on the 15th day of May, 2012.

WESTINGHOUSE SOLAR, INC. By: /s/ Margaret Randazzo Margaret Randazzo Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

    We the undersigned directors of Westinghouse Solar, Inc., hereby severally constitute and appoint Margaret R. Randazzo our true and lawful attorney−in−fact and agent, with full power of substitution and resubstitution for her and in her name, place and stead, and in any and all capacities, to sign any and all amendments (including post−effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney−in−fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as she might or could do in person, hereby ratifying and confirming all that said attorney−in−fact and agent or her substitute or substitutes may lawfully do or cause to be done by virtue hereof

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 15, 2012.

Signature	Title

/s/ Margaret R. Randazzo	Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial and Accounting Officer)
Margaret R. Randazzo

Director
Edward L. Bernstein

/s/ Gary Effren	Director
Gary Effren

/s/ Mark L. Kalow	Director
Mark L. Kalow

/s/ Ron Kenedi	Director
Ron Kenedi

Director
Robert F. Kennedy, Jr.

/s/ Ed Roffman	Director
Ed Roffman

/s/ Jon Witkin	Director
Jon Witkin

EXHIBIT INDEX
The following documents are filed as exhibits to this registration statement, including those exhibits incorporated herein by reference to a prior filing under the Securities Act or the Exchange Act, as indicated in parentheses

Exhibit Number	Description of Document
4.1	Form of Common Stock Certificate
5.1	Opinion of DLA Piper LLP (US)
23.1	Consent of Burr Pilger Mayer, Inc.
23.2	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)